Pricing Supplement No. 137L Dated March 20, 2002 (To Prospectus dated October 31, 2001 and Prospectus Supplement dated November 9, 2001)	Rule 424(b)(5) File No's. 333-71876 CUSIP #: 46623E AY 5

J.P. MORGAN CHASE & CO.
[X]	Senior Medium-Term Notes, Series C Due From Nine Months to Thirty Years from Date of Issue
[ ]	Subordinated Medium Term Notes, Series A Due From Nine Months to Thirty Years from Date of Issue
Principal Amount: Issue Price: Proceeds to Company:	$ 9,000,000.00 100% $ 9,000,000.00
Agents	Principal Amount To be Purchased
J.P. MORGAN SECURITIES INC.	$ 9,000,000.00
Agents' Capacity: if as principal	[ ] As agent	[X] As principal
[ ]	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale. SEE BELOW
[X]	The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).
Original Issue Date:	March 28, 2002
Stated Maturity:	September 28, 2006

Form:  [X] Book-entry   [ ]  Certificated

Currency:  U.S. Dollars
[ ] Fixed Rate Note: [X] Floating Rate Note:	CD [ ] Treasury Rate [ ]	Commercial Paper Rate [ ] Prime Rate [ ]	LIBOR Telerate [X] CMT [ ]	LIBOR Reuters [ ]

Interest Payment Dates:

Quarterly on each March 28, June 28, September 28 and December 28, commencing June 28, 2002, unless any such interest payment date (other than an interest payment at maturity) would otherwise be a day that is not a business day, in which case the interest payment date will be postponed to the next succeeding business day (except if that business day falls in the next succeeding calendar month, that interest payment date will be the immediately preceding business day). If the maturity date of the Notes is a day that is not a business day, all payments to be made on such day will be made on the next succeeding business day, with the same force and effect as if made on the due date, and no additional interest will be payable as a result of such a delay in payment.

Interest Rate:

The Notes will bear interest at a rate equal to 7.50% multiplied by an applicable fraction, which fraction will be determined by the calculation agent at the end of each quarterly interest period. The applicable fraction for each interest period will equal (a) the number of LIBOR determination dates (as defined below) during that interest period where 3 month LIBOR is greater than or equal to 0.00% and is less than or equal to 6.00%, divided by (b) the total number of calendar days in that interest period.

For purposes of calculating the applicable fraction for each interest period, 3 month LIBOR will be determined for each calendar day during the relevant interest period (each of which may be referred to as a "LIBOR determination date") as follows:

       (i)      On the relevant LIBOR determination date, the calculation agent will calculate LIBOR as the rate per annum equal to the rate for 3 month U.S. Dollar deposits in the London interbank market that appeared on Telerate Page 3750 (or such other page as may replace that page) as of 11:00 a.m. London time on the second London business day preceding that LIBOR determination date. For any LIBOR determination date which is not a London business day, 3 month LIBOR for that LIBOR determination date will be equal to 3 month LIBOR on the preceding London business day.

       (ii)      If on any LIBOR determination date LIBOR cannot be determined as described above, the calculation agent shall determine LIBOR as follows:

      The calculation agent will select five major banks in the interbank market.

  The calculation agent will request that the principal London office of each of those banks provide a quotation of its rate at which 3 month U.S. Dollar deposits beginning on the second London business day immediately following the LIBOR determination date and in a principal amount that is representative of a single transaction in U.S. Dollars in that market at approximately 11:00 a.m. London time, on the LIBOR determination date are offered to prime banks in the London interbank market.
  If two or more quotations are provided, LIBOR for that LIBOR determination date will be the average of those quotations.
  If fewer than two quotations are provided as mentioned above, the calculation agent will select three major banks in New York City. The calculation agent will then determine LIBOR for that LIBOR determination date as the average of the rates quoted by those three banks at approximately 11:00 a.m., New York City time, on that LIBOR determination date for U.S. Dollar loans to leading European banks having a maturity of 3 months beginning on the second London business day immediately following that LIBOR determination date and in a principal amount that is representative for a single transaction in U.S. Dollars in that market at that time.
  If fewer than three New York City banks selected by the calculation agent are quoting as mentioned above, LIBOR will be LIBOR in effect on that LIBOR determination date.

     Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

     The calculation agent will round, if necessary all percentages and decimals resulting from any calculation of interest on the Notes to the nearest one hundred thousandths of a percentage point, with five one-millionths of a percentage point rounded upwards. For example, the calculation agent will round 4.555545% (or .04555545) to 4.55555% (or .0455555) and the calculation agent will round 4.555544% (or .04555544) to 4.55554% (or .0455554). The calculation agent will also round all dollar amounts used in or resulting from any calculation to the nearest cent (with one-half cent being rounded upwards).

     A "business day" is any day, other than a Saturday, Sunday or other day that, in New York City, banking institutions generally are authorized or required to close. A "London business day" is any business day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Optional Redemption:   Yes [X]   No [  ]

     The Notes may be redeemed, in whole or in part, on any interest payment date from and including March 28, 2004 at a redemption price of 100% of the principal amount of the Notes to be redeemed upon not less than 5 business days notice. Interest on redeemed Notes will be paid to the applicable holder of record of such Notes on the record date for the interest payment date on which such Notes will be redeemed.

Restrictions on Transferability:

Each holder of the Notes agrees that he will not transfer or sell any of the Notes without the prior written approval of J.P. Morgan Chase & Co.

Other:

Calculation Agent:  J.P. Morgan Chase & Co.

     Denomination:   $500,000 and multiples of $5,000 in excess thereof.

Recent Developments:

On January 16, 2002, we announced our 2001 fourth quarter and annual results. Fourth quarter 2001 operating earnings were $0.12 per share, compared with $0.37 per share in the fourth quarter of 2000. Operating income was $247 million in the fourth quarter, compared with $763 million one year ago. Reported net income, which includes merger and restructuring costs, was a loss of $332 million or $0.18 per share in the fourth quarter of 2001. This compares with profits of $708 million, or $0.34 per share, in the fourth quarter of 2000.

     For full year 2001, operating earnings per share were $1.65, compared with $2.96 in 2000. Operating income was $3.41 billion, compared with $5.93 billion in 2000. Reported net income was $1.69 billion, or $0.80 per share, compared with $5.73 billion, or $2.86 per share, in 2000.

     As described in our press release, fourth quarter results were negatively affected by events at Enron Corporation and in Argentina, as well as by continued private equity losses at JPMorgan Partners, our private equity business. Developments at Enron and in Argentina during the fourth quarter of 2001 increased our credit costs and reduced trading and other revenues by a total of $807 million. Separate from, and in addition to, the Enron- and Argentina-specific charges, we increased our loan loss reserves by an additional $510 million in response to deteriorating market conditions.

     Since the above-referenced earnings announcement, each of Standard & Poor's Rating Services and Fitch Ratings has revised its outlook on J.P. Morgan Chase and our subsidiaries from stable to negative while Moody's Investors Service affirmed all of its ratings.

     J.P. Morgan Chase is involved in a number of lawsuits arising out of its banking relationships with Enron Corporation. We initiated a lawsuit in New York in December 2001 against eleven insurance companies. That suit seeks payment under Enron-related surety bonds issued by those companies. We have also commenced a lawsuit in London against Westdeutsche Landesbank Girozentrale ("WLB") seeking to compel payment under an Enron-related letter of credit issued by WLB. On March 5, 2002, the court in New York denied our motion for summary judgment against the insurance companies, ordered discovery, and set a trial date of December 2, 2002. We intend to pursue both litigations vigorously. Actions have also been initiated by other parties against J.P. Morgan Chase and its directors and certain of its officers. Among these, as of March 18, 2002, are five shareholder derivative actions pending against our directors. These derivative actions were filed in Delaware and New York and seek to redress alleged breaches of fiduciary duties and alleged failures to exercise due care and diligence by our directors in the management of J.P. Morgan Chase. Also pending, as of March 18, 2002, are nine purported class action lawsuits against us and certain named officers, all in New York, alleging that we issued false and misleading press releases and other public documents relating to Enron in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. We believe that the lawsuits filed against us, our directors and the named officers are without merit and we intend to defend these actions vigorously. However, there can be no assurance as to the outcome of any of these pending lawsuits or of any other litigation or proceeding that may be brought by or against J.P. Morgan Chase relating to Enron.

     Further information relating to our financial results and the other matters referred to above is contained in our reports filed with the Securities and Exchange Commission and referred to under "Where You Can Find More Information About J.P. Morgan Chase" in the attached prospectus.